Skadden, Arps, Slate, Meagher & Flom (UK) llp

Direct dial +44 20 7519-7025 DIRECT FAX +44 20 7072-7025 EMAIL ADDRESS LORENZO.CORTE@SKADDEN.COM	40 Bank Street Canary Wharf London E14 5ds TEL: +44 20 7519-7000 FAX: +44 20 7519-7070 www.skadden.com

AFFILIATE OFFICES

-----------

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

-----------

BEIJING

BRUSSELS

FRANKFURT

HONG KONG

MOSCOW

MUNICH

PARIS

SÃO PAULO

SEOUL

SHANGHAI

SINGAPORE

TOKYO

TORONTO

October 21, 2021

VIA EDGAR

Attn:	Scott Anderegg Dietrich King

Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, D.C. 20549

RE:	SDCL EDGE Acquisition Corp

Registration Statement on Form S-1
Filed March 12, 2021 and amended on April 1, 2021, May 13, 2021, July 16, 2021 and October 8, 2021
CIK No. 0001846975

Dear Sirs:

On behalf of SDCL EDGE Acquisition Corp (the “Company,” “we” or “our”), in connection with the proposed initial public offering of the Company's securities, we have filed today Amendment No. 5 to the Company's Registration Statement on Form S-1 (the "Amended Registration Statement") in response to the comment of the staff (the "Staff") of the Division of Corporate Finance of the U.S. Securities and Exchange Commission received by letter dated October 20, 2021, concerning Amendment No. 4 to the Company's Registration Statement on Form S-1 filed October 8, 2021 (the "Registration Statement").

The changes reflected in the Amended Registration Statement include those made in response to the Staff's comment as well as other updates. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Amended Registration Statement, except for page numbers and captions referenced in the Staff’s questions, which correspond to the page numbers and captions in the Registration Statement.

U.S. Securities and Exchange Commission

October 21, 2021

Amendment No. 4 to Registration Statement on Form S-1 filed October 8, 2021

Cover Page

1.	In the fifth paragraph, where you first disclose the expression of interest by the anchor investors, please begin the paragraph by disclosing that the anchor investors have expressed an interest in purchasing an aggregate of 15,864,997 units at the offering price of $10.00 per unit and that you have agreed to direct the underwriters to sell to the anchor investors such number of units.

Response: In response to the Staff's comment, the Company respectfully advises the Staff that it has revised its disclosure – in the fifth paragraph of the cover page of the Amended Registration Statement - to disclose that the anchor investors have expressed an interest in purchasing an aggregate of 15,864,997 units at the offering price of $10.00 per unit and that the Company has agreed to direct the underwriters to sell to the anchor investors such number of units.

*     *     *

Please contact Lorenzo Corte at +44 20 7519-7025 of Skadden, Arps, Slate, Meagher & Flom (UK) LLP should you have any questions or require further information.

Very truly yours,

/s/ Lorenzo Corte

Lorenzo Corte

cc: Jonathan Maxwell

SDCL EDGE Acquisition Corp

cc: John E. McCarthy

Marcum LLP

cc: Reuven B. Young, Derek J. Dostal

Davis Polk & Wardwell London LLP